Mail Stop 3561

November 25, 2009

Jacob Ronnel, Chief Executive Officer
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

        Re: Hotel Outsource Management International, Inc.
                Revised Preliminary Proxy Statement on Schedule 14A
                Filed November 6, 2009
                File No. 000-50306

Dear Mr. Ronnel:

     We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                         Sincerely,

                         H. Christopher Owings
                         Assistant Director